Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. • Grosse Pointe Park, Michigan 48230

57492 Onaga Trail • Yucca Valley, California 92284

(248) 515-6035 (Telephone) • (248) 751-6030 (Facsimile) • sharondmac2013@gmail.com

31 July 2015

Mr. Gabriel Eckstein, Staff Attorney

Ms. Barbara C. Jacobs, Assistant Director

Ms. Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Separation Degrees - One, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed July 6, 2015 File No. 333-201698

Dear Mr. Eckstein:

We are in receipt of your correspondence dated July 30, 2015, and on behalf of Mr. Gannon Giguiere, Chairman and Chief Executive Officer of Separation Degrees - One, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Separation Degrees - One, Inc.

Prospectus Summary, page 5

1.

In response to prior comment 2notwithstanding, it appears you have not expanded your summary to indicate that you have one customer to date nor added a risk factor highlighting your dependence on a single customer. Your disclosure as drafted may suggest that you have multiple customers. Please revise your disclosure in this section to include this information and add an appropriate risk.

Response: We have added into the Prospectus Summary that, to date, all our revenue has been generated by one customer. Further, we have added a risk factor on page 16, that indicates that we only have one customer and if that customer decides to stop doing business with us, or if we fail to generate more customers, our business will fail and the investor will lose all of his money.

Securities and Exchange Commission

Division of Corporation Finance

Separation Degrees - One, Inc.

File No. 333-201698

31 July 2015

Thank you for your kind assistance regarding this matter. Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Gannon Giguiere at (949) 500-6960.

With best regards,

Sharon D. Mitchell

cc:	Gannon Giguiere, President
Separation Degrees - One, Inc.